FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                             HSBC ACQUIRES NHFA Ltd

HSBC has acquired NHFA Limited, formerly known as the Nursing Home Fees Agency, a UK-based provider of independent financial and legal advisory services for those considering long-term care. The transaction remains subject to regulatory approval.

NHFA, which had gross assets of approximately GBP900,000 at 1 July 2005, provides financial and legal advice to mature people about to enter residential or nursing home care or in need of long-term care at home. Founded in 1991, NHFA helps thousands of families each year. It is committed to providing free advice to all mature people, their families and carers, regardless of means, on the financial and legal implications of obtaining and paying for care. These free services cover care home selection and all state-related benefits and services. NHFA derives income from those customers seeking advice on private financial services.

Tony Hope, Group General Manager of HSBC Insurance, said: "HSBC has identified a need to develop its service offering for long-term care. The acquisition of NHFA, the leading practitioner in the UK market, brings HSBC a new range of services. It also forms part of the bank's strategy of evolving its range of later life services to fit with the extraordinary changes over recent years in customer needs and desires identified by our 'Future of Retirement' study."

Philip Spiers, NHFA's Managing Director, said: "We have decided that the best future for NHFA is as part of a strong financial institution which shares our philosophy and ethos. We are both committed to providing the best advice in the increasingly important and growing field of long-term care. At the same time, we will maintain the highest standards of compliance and integrity in the advice process, as part of an institution that shares our values. HSBC offers us a major platform for the growth and development of our services and we are delighted to become part of one of the world's most respected financial services organisations."

NHFA is an independent financial advice practice offering services which combine financial advice with the complexities of local and health authority charging and assessment procedures, state benefits and legal matters relating to long-term care. NHFA aims to enable mature people to meet the cost of their chosen care whilst also preserving their original capital and with that their independence, dignity and right of choice. Financial advice includes selection of the most appropriate short-term annuities or investments to match income with care costs, tax and estate planning, and equity release loans to finance care or lifestyle aspirations in retirement. NHFA will continue to offer free care advice services as a member of the HSBC Group.

Hope continued: "In the UK, 10.2 million people are over 65 and an estimated one in four will require long-term care at some stage of their lives. As birth rates drop and life expectancy grows, the UK population is ageing, creating huge social and economic opportunities and challenges. HSBC has devoted considerable attention to the issue of later life, notably in the 'The Future of Retirement' study, and NHFA will provide us with a high quality platform for the further development of our services."

HSBC's 'Future of Retirement' study, which was published in May 2005, surveyed attitudes towards ageing and retirement in 10 countries and territories. It revealed a growing global desire to create new models of later life and a rejection of mandatory retirement ages and other proscriptive regulation. Further details can be obtained from www.hsbc.com/futureofretirement.com.

HSBC intends to maintain its tradition of providing the best service to all of its customers whatever their age or circumstances. Organising long-term care can be a confusing, complicated and stressful task undertaken at a time when individuals are often at their most vulnerable. By acquiring NHFA, HSBC will be able to offer expert help to its customers in what is becoming an increasingly specialist field.

Hope concluded: "HSBC is devoted to helping all of its customers understand and manage their finances. It already funds nearly 40 financial literacy programmes. HSBC is now poised to provide its mature customers with the specialist and professional advice they need to make informed lifestyle decisions."

Note to editors:

HSBC Holdings plc
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 July 2005